WS5752B_rev


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                  Amendment to
                                    Form N-8F


I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification and the end of the form.)

2.       Name of fund:     Emerging Markets Portfolio (the "Applicant")

3.       Securities and Exchange Commission File No.: 811-08233

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?


         [ ]      Initial Application                [X]      Amendment


5. Address of Principal Executive Office (including No. & Street, City, State, Zip Code): Butterfield House, 4th Floor, Fort Street, P.O. Box 2330, George Town, Grand Cayman, Cayman Islands, B.W.I.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Christine D. Dorsey, 59 Wall Street Administrators, Inc., 21 Milk Street, Boston, MA 02109, (617) 423-0800.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:
         Christine D. Dorsey, 59 Wall Street Administrators, Inc., 21 Milk Street, Boston, MA 02109, (617) 423-0800.

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a--1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check one only):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9. Subclassification if the fund is a management company (check one):

         [X]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Brown Brothers Harriman & Co., 59 Wall Street, New York, NY 10005

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: 59 Wall Street Distributors, Inc., 21 Milk Street, Boston, MA 02109.

13. If the fund is a unit investment trust ("UIT") provide: Not applicable.

(a)      Depositor's name(s) and address(es):

(b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes                   [X]  No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-____________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]  Yes          [ ]  No

         If Yes, state the date on which the board vote took place: February 9, 1999

         If No, explain:

(c) Did the fund obtain approval from the shareholder concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ]  Yes          [X]  No

         If Yes, state the date on which the shareholder vote took place:


         If No, explain: The Applicant did not obtain shareholder authorization of the liquidation of the business of the Applicant because each shareholder had redeemed its interest in the Applicant prior to the approval of the liquidation of the business of the Applicant by the Board of Trustees on February 9, 1999. Shareholder authorization of the liquidation of the business of the Applicant is not required under state law because there is no governing statute. Contract law governs, and therefore the Declaration of Trust governs, and does not require shareholder authorization of the liquidation of the business of the Applicant.


II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


         [X]  Yes          [ ]  No

(a)      If Yes, list the date(s) on which the fund made those distributions:
         10/30/98


(b) Were the distributions made on the basis of net assets?


                  [X]  Yes          [ ]  No


(c) Were the distributions made pro rata based on share ownership?


                  [X]  Yes          [ ]  No


(d) If No to (b) or (c) above, describe the method of distributions to shareholders.

                  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?


                  [ ]  Yes          [X]  No


                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Not applicable. Has the fund issued senior securities?

         [ ]  Yes          [ ]  No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes                  [ ]  No

         If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes          [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes          [X]  No

         If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

                  [ ]  Yes          [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes          [X]  No

         If Yes,

(a)      Describe the type and amount of each debt or other liabilities:

(c)      How does the fund intend to pay these outstanding debts or liabilities?

IV.      Information About Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

(i)      Legal expenses:  NONE

(ii)     Accounting expenses:  NONE

(iii)    Other expenses (list and identify separately):  NONE

(iv)     Total expenses (sum of lines (i)-(iii) above):  NONE

(b)      How were those expenses allocated?

(c)      Who paid those expenses?

(d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes          [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes          [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes          [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.

(a)      State the name of the fund surviving the Merger:

(b)      State the Investment  Company Act file number of the fund surviving the
         Merger: 811-______________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Emerging Markets Portfolio, (ii) she is the Secretary of Emerging Markets Portfolio, and (iii) all actions by shareholders, directors or any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                         EMERGING MARKETS PORTFOLIO




                                          /s/ MOLLY S. MUGLER
                                          By: Molly S. Mugler, Secretary